  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
MDU RESOURCES GROUP, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
552690109
(CUSIP Number)
Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552690109

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 10,147,041*
8. Shared Voting Power: 0
9. Sole Dispositive Power: 10,147,041*
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.98%*
14.	Type of Reporting Person (See Instructions): PN, IA
*
In addition, accounts of certain private investment funds for which Corvex Management LP (“Corvex”) acts as investment adviser have entered into cash-settled total return swaps, representing economic exposure to 1,194,435 Shares (as defined below), or 0.59% of the outstanding Shares.

CUSIP No. 552690109

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 10,147,041*
8. Shared Voting Power: 0
9. Sole Dispositive Power: 10,147,041*
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.98%*
14.	Type of Reporting Person (See Instructions): IN, HC
*
In addition, accounts of certain private investment funds for which Corvex acts as investment adviser have entered into cash-settled total return swaps representing economic exposure to 1,194,435 Shares (as defined below), or 0.59% of the outstanding Shares.

This Amendment No. 6 supplements the information set forth in the Schedule 13D dated August 8, 2022, as previously amended, filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “Schedule 13D”) relating to the shares of common stock, par value $1.00 per share (the “Shares”), of MDU Resources Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

The Reporting Persons commend the Issuer’s Board of Directors and management on the completion of the spinoff of its wholly owned construction services business, Everus Construction, Inc. to shareholders (the “Spinoff”). Effective as of immediately prior to the effective time of the Spinoff, James H. Gemmel resigned from the Board in accordance with the resignation letter previously delivered by Mr. Gemmel to the Board pursuant to the terms of the Amended and Restated Cooperation Agreement, dated as of March 14, 2024, by and among Keith A. Meister, Corvex Management LP and the Issuer (the “Cooperation Agreement”) and the Cooperation Agreement terminated in accordance with its terms. The Reporting Persons intend to review the Corvex Funds’ investment in the Issuer on a continuing basis in the future and expect the Reporting Persons will after the date of this filing and from time to time reduce the Corvex Funds’ investment in the Issuer but may alternatively or in addition in the future, increase their investment position. Such actions are expected to depend on various factors, including, without limitation, price levels of the Shares, the Issuer’s financial and business position, this and other investment opportunities available to the Reporting Persons for the Corvex Funds, conditions in the securities market and general economic and industry conditions.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) Corvex may be deemed to be the beneficial owner of 10,147,041 Shares, which represents approximately 4.98% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 10,147,041 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 203,888,237 Shares outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024.

(c) There have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) On October 31, 2024, the Reporting Persons were not beneficial owners of more than five percent of the Issuer’s Shares and will cease to file Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2024	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: November 1, 2024	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister